Exhibit 10.1

RETIREMENT AGREEMENT

      RETIREMENT AGREEMENT ("**Agreement**"), dated as of April 3, 2006 between **International Flavors & Fragrances Inc.**, a New York corporation (the "Company"), and **Richard A. Goldstein** ("Executive"), a citizen of the State of New York.

      WHEREAS Executive and the Company have agreed that Executive will retire from the Company as of May 9, 2006; and

      WHEREAS the parties wish to document the terms and conditions pertaining to the retirement;

      NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, and other good and valuable consideration, the receipt of which are hereby acknowledged, the Company and Executive hereby agree as follows:

      Section 1.   Retirement. Executive hereby retires and resigns effective May 9, 2006 (the "Retirement Date"), from all of his positions with the Company, the Board, any affiliate of the Company and all boards of directors of such affiliates, and agrees to execute and deliver any and all further documentation reasonably requested by the Company in order to evidence and effect the retirement.

      Section 2.   Separation Payments. Upon Executive's retirement, the Company shall provide Executive with the following payments and benefits. Amounts and benefits described in Sections 2(a), (b), (c), (d), (e) and f(ii) through (v) are expressly conditioned on Executive's execution of (and nonrevocation of) the General Release attached hereto as Exhibit A and compliance with the provisions of Section 3 hereof.

      (a)   Cash Severance. Executive shall receive a cash payment in the gross amount of $1,533,933.33 which is equal to the sum of (i) his annual rate of salary immediately prior to the Retirement Date plus (ii) the average Annual Incentive Plan ("AIP") award for 2003, 2004 and 2005 (the "Cash Severance Amount"). The Company shall pay the Cash Severance Amount to Executive on November 10, 2006.

      (b)   2006 AIP Bonus. Executive shall be eligible to receive a 2006 AIP bonus based on the Company's fiscal 2006 actual results prorated based on the number of days from the beginning of fiscal year through the Retirement Date divided by 365, to be payable at the same time as other senior executives from the Company receive their AIP bonuses.

      (c)   Stock Options and Restricted Stock Units. Executive is retiring after age 62 under the terms of his various stock option and restricted stock unit agreements. Accordingly, Executive's options shall be exercisable, and restricted stock unit awards shall vest, as follows:

Options		
Grant Date	**Number of Shares**	**Options Exercisable Until**
June 1, 2000	500,000	June 1, 2010
June 1, 2000	200,000	August 9, 2006
May 16, 2001	101,000	May 16, 2011
May 7, 2002	140,000	May 7, 2012
March 11, 2003	140,000	March 11, 2013

Restricted Stock Units

Grant Date	Number of Shares	Vesting Date
May 11, 2004	42,536	May 11, 2007
March 8, 2005	9,450	March 8, 2008

(d)   Long Term Incentive ("LTI") Awards. Executive shall receive payment(s) (if any) under the 2004-2006 and 2005-2007 LTI cycles based on the number of days worked in each LTI cycle and based on actual results for each LTI cycle, which payment(s) (if any) will be paid when the LTI award for such cycle is otherwise payable to other participants in the cycle.

(e)   Performance Incentive Award. Executive shall receive a payment (if any) under the August 1, 2002 Performance Incentive Award (the "PIA Award") based on performance of the PIA Award through May 9, 2006. Such amount (if any) will be paid to Executive within five (5) business days after such performance has been determined (but no earlier than the date severance is payable under Section 2(a) above).

(f)   Benefits.

(i)   Executive shall receive any and all benefits accrued under any deferred compensation or qualified or non-qualified pension plan in which he currently participates (other than any severance plan) in accordance with, and subject to, the terms thereof; provided that no such deferred compensation or non-qualified pension benefits shall be paid prior to November 10, 2006 (the first date on which they would not be subject to the tax imposed by Section 409A of the Code); and provided further that no interest shall accrue on deferred compensation or non-qualified pension amounts that otherwise would have been payable prior to November 10, 2006. In accordance with Section V of the Memorandum of Understanding that became effective as of June 1, 2000 (the "MOU"), Executive will be paid a single lump sum of $3,016,014 on November 10, 2006. Executive shall also be covered by retiree life insurance coverage with death benefits equal to $1,150,000.

(ii)   For the period of time between the Retirement Date and Executive's 65th birthday, Executive and his spouse and eligible dependents shall continue to be covered by medical plans in which he participated immediately prior to the Retirement Date, as if he had continued to be an active employee of the Company, and the Company shall continue to pay the costs of such coverage under such plans on the same basis as is applicable to active employees covered thereunder; provided that, if participation in any one or more of such plans is not possible under the terms thereof, the Company shall provide substantially identical benefits or, at Executive's election, reimburse Executive for his cost of obtaining comparable coverage from a third-party insurer. Such coverage shall cease if and when Executive obtains employment with another employer during such period and becomes eligible for medical coverage provided by his new employer. Executive's Retirement Date shall be considered a "qualifying event" as defined in Title I, part 6 of the Employee Retirement Income Security Act of 1974 ("COBRA").

(iii)   Prior to Executive's 65th birthday, Executive and his eligible dependents shall be entitled to retiree medical coverage on the same basis as retiree medical coverage is made available generally to senior executives of the Company, with such coverage being secondary to any medical coverage at Executive's prior employer and Section 2(f)(ii) above. Upon attainment of Executive's or a dependent's 65th birthday, such retiree medical coverage shall be secondary to Medicare and shall also continue to be secondary to any retiree medical coverage maintained by a prior employer.

(iv)   Executive shall be reimbursed for up to $25,000 of expenses incurred by him for financial and tax planning between his Retirement Date and the first anniversary of his Retirement Date.

(v)   Executive shall be reimbursed for up to $40,000 of reasonable legal and professional fees incurred by him for the negotiation and documentation of this Agreement.

(vi)   Executive shall be entitled to payment for 0 days of accrued but unused vacation. Executive shall not be entitled to receive any payments or other compensation attributable to vacation he would have earned had his employment continued beyond his Retirement Date, and Executive waives any right to receive such compensation.

(vii)   Executive shall be entitled to reimbursement for reasonable business and fringe benefit expenses incurred by him prior to the Retirement Date in accordance with Company policy in effect on the Retirement Date.

Section 3.   <u>Confidentiality, Non-Competition and Non-Solicitation</u>.

(a)   <u>Obligations of the Executive</u>. The following requirements must be met by the Executive as a condition to his right to receive, continue to receive, or retain certain payments and benefits under Section 2 of this Agreement:

(i)   The Executive, acting alone or with others, directly or indirectly, shall not, during the Non-competition Period, either as employee, employer, consultant, advisor, or director, or as an owner, investor, partner, or shareholder unless the Executive's interest is insubstantial, engage in or become associated with a "Competitive Activity." For this purpose, (A) the "Non-competition Period" means the period of time during which Executive is employed by the Company and the one-year period following Executive's Retirement Date; and (B) the term "Competitive Activity" means any business or other endeavor that engages in a line of business in any geographic location that is substantially the same as either (1) any line of operating business which the Company or a subsidiary engages in, conducts, or to the knowledge of the Executive, has definitive plans to engage in or conduct, or (2) any operating business that has been engaged in or conducted by the Company or a subsidiary and as to which, to the knowledge of the Executive, the Company or subsidiary has covenanted in writing, in connection with the disposition of such business, not to compete therewith. The Compensation Committee of the Board (the "Committee") shall, in the reasonable exercise of its discretion, determine which lines of business the Company and its subsidiaries conduct as of the Retirement Date and which third parties may reasonably be deemed to be in competition with the Company and its subsidiaries. For purposes of this Section 3(a) (including clause (ii) below), the Executive's interest as a shareholder is insubstantial if it represents beneficial ownership of less than five (5%) percent of the outstanding stock, and the Executive's interest as an owner, investor, or partner is insubstantial if it represents ownership, as determined by the Committee in its discretion, of less than five (5%) percent of the outstanding equity of the entity. In addition, the phrase "become associated with" shall not include Executive's mere affiliation (as a partner, director, consultant or otherwise) with (i) a venture capital fund, hedge fund or other private equity fund or firm, or (ii) a law, accounting, investment banking, consulting or other professional service firm that engages in or becomes associated with a Competitive Activity; provided that Executive is not otherwise directly or indirectly engaged in the acquisition or operation of an entity that engages in or becomes associated with a Competitive Activity.

(ii)   During Executive's employment with the Company and during the one-year period following Executive's Retirement Date, the Executive, acting alone or with others, directly or indirectly, shall not (A) induce any customer or supplier of the Company or a subsidiary or affiliate, or other company with which the Company or a subsidiary or affiliate has a business relationship, to curtail, cancel, not renew, or not continue his or her or its business with the Company or any subsidiary or affiliate; or (B) induce, or attempt to influence, any employee of or service provider to the Company or a subsidiary or affiliate to terminate such employment or service.

(iii)   The Executive shall not disclose, use, sell, or otherwise transfer any confidential or proprietary information of the Company or any subsidiary or affiliate, including but not limited to information regarding the Company's current and potential customers, organization, employees, finances, and methods of operation and investments, so long as such information has not otherwise been disclosed to the public or is not otherwise in the public domain, except as required by law or pursuant to legal process.

(iv)   The Executive shall cooperate with the Company or any subsidiary or affiliate by making himself available to testify on behalf of the Company or such subsidiary or affiliate in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and otherwise to assist the Company or any subsidiary or affiliate in any such action, suit, or proceeding by providing information and meeting and consulting with members of management of, other representatives of, or counsel to, the Company or such subsidiary or affiliate, as reasonably requested. The Company shall reimburse the Executive for any out-of-pocket expenses including the reasonable fees of the Executive's personal attorney, which he incurs in connection with such cooperation.

(b)   Non-Disparagement. Each of the Executive and the Company agrees that at no time will either the Executive or any officer, director, employee or other representative of the Company in any way denigrate, demean or otherwise say or do anything, whether in oral discussions or in writing, that would cause any third party, including but not limited to suppliers, customers and competitors of the Company, to lower its perception about the integrity, public or private image, professional competence, or quality of products or service, of the other or, in the case of the Company, of any officer, director, employee or other representative of the Company.

(c)   Effect of the Executive's Failure to Comply with Obligations. The Company shall have no obligations to make payments or provide benefits to the Executive under this Agreement if the Executive has failed or fails to comply with the obligations set forth in Sections 3(a) or 3(b) during the relevant time periods set forth therein, other than inadvertent and inconsequential events constituting non-compliance, at any time during Executive's employment with the Company or following Executive's Retirement Date.

(d)   Clawback Provision. If the Executive has failed to comply with the obligations under Sections 3(a) or 3(b) (other than an inadvertent and inconsequential event constituting non-compliance) during Executive's employment with the Company or the one-year period following Executive's Retirement Date, all of the following forfeitures will result:

(i)   The unexercised portion of any option, whether or not vested, and any other award not then vested will be immediately forfeited and canceled.

(ii)   The Executive will be obligated to repay to the Company, in cash, within five (5) business days after demand is made therefor by the Company,

(A)   the total amount of any cash payments made to the Executive under this Agreement, other than (1) such Executive's annual salary that had been payable as of the date of his Retirement Date, together with salary, incentive compensation and benefits which had been earned or become payable as of the date of termination but which had not yet been paid to the Executive and unreimbursed business expenses reimbursable under Company policies then in effect, and (2) cash payments under welfare benefit plans;

(B)   other cash amounts paid to the Executive under any AIP and LTIP awards since the date two years prior to the Executive's Retirement Date; and

(C)   the Award Gain (as defined below) realized by the Executive upon each exercise of an option or settlement of a restricted stock unit award (regardless of any elective deferral) since the date two years prior to Executive's Retirement Date. For purposes of this Section 3(d), the term "Award Gain" shall mean (1), in respect of a given option exercise, the product of (X) the fair market value per share of stock at the date of such exercise (without regard to any subsequent change in the market price of shares) minus the exercise price times (Y) the number of shares as to which the option was exercised at that date, and (2), in respect of any other settlement of an award granted to the Executive, the fair market value of the cash or stock paid or payable to the Executive (regardless of any elective deferral) less any cash or the fair market value of any stock or property (excluding any payment of tax withholding) paid by the Executive to the Company as a condition of or in connection with such settlement.

Section 4.   Setoff. No payments or benefits payable to or with respect to Executive pursuant to this Agreement shall be reduced by any amount Executive may earn or receive from employment with another employer or from any other source, except as expressly provided in Section 2(f)(ii).

Section 5.   Indemnification; D&O Coverage. The Company shall continue to indemnify Executive and provide directors' and officers' liability insurance coverage (including, where required, legal defense) for actions prior to Executive's Retirement Date to the same extent it indemnifies and provides liability insurance coverage to then-current officers and directors of the Company.

Section 6.   Successors and Assigns. This Agreement shall be binding upon Executive and upon Executive's heirs, administrators, representatives, executors and successors and shall inure to the benefit of the Releasees (as defined in Exhibit A) and to their heirs, administrators, representatives, executors, successors, and assigns. No interest of Executive, his spouse or any other beneficiary under this Agreement, or any right to receive any payment or distribution thereunder, shall be subject to any sale, transfer, assignment, pledge, attachment, garnishment or other alienation or encumbrance of any kind.

Section 7.   Binding Effect; Revocation; Modification. The parties understand and agree that this Agreement is final and binding and constitutes the complete and exclusive statement of the terms and conditions relating to Executive's retirement, that this Agreement supersedes all prior agreements and understandings (oral or written) between Executive and the Releasees relating to Executive's employment, Retirement Date, or otherwise, including but not limited to the MOU, that no representations or commitments were made by the parties to induce this Agreement other than as expressly set forth herein and that this Agreement is fully understood by the parties. Executive further represents that Executive has had the opportunity and time to consult with legal counsel and other personal or financial advisors of his own choosing concerning the provisions of the General Release and that Executive has been given twenty-one (21) days within which to execute the General Release and seven (7) days following that execution to revoke the General Release. To be effective, any such revocation must be in writing and actually delivered no later than the close of business on the 7th day following Executive's execution of the General Release to the office of the Company's General Counsel. No obligation upon the Company set forth herein shall be effective, and no payment or other benefit shall be required to be made or provided to Executive hereunder, any earlier than the 8th day following Executive's execution of the General Release. This Agreement may not be modified or supplemented except by a subsequent written agreement signed by the party against whom enforcement of the modification is sought.

Section 8.   Governing Law. The validity, construction and enforceability of this Agreement shall be governed in all respects by the laws of the State of New York, without regard to its conflicts of laws rules.

Section 9.   Resolution of Disputes. Any disputes under or in connection with this Agreement shall, at the election of either party, be resolved by arbitration, to be held in New York, New York in accordance with the rules and procedures of the American Arbitration Association then in effect. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction. Each party shall bear its own costs, including but not limited to attorneys' fees, of the arbitration or of any litigation arising out of this Agreement. Pending the resolution of any arbitration or litigation, the Company shall continue payment of all amounts due the Employee under this Agreement and all benefits to which the Employee is entitled at the time the dispute arises.

Section 10.   Waiver; Severability. No waiver by any party at any time of any breach by any other party of, or compliance with, any condition or provision of this Agreement to be performed by any other party shall be deemed a waiver of any other provision of this Agreement, or of any subsequent breach by such party of a provision of this Agreement. If any of the provisions of this Agreement shall otherwise contravene or be invalid under the laws of any state or other jurisdiction where it is applicable but for such contravention or invalidity, such contravention or invalidity shall not invalidate all of the provisions of this Agreement, but rather this Agreement shall be reformed and construed, insofar as the laws of that state or jurisdiction are concerned, as not containing the provision or provisions, but only to the extent that they are contravening or are invalid under the laws of that state or jurisdiction, and the rights and obligations created hereby shall be reformed and construed and enforced accordingly.

Section 11.   Return of Property to the Company. All Company property, including but not limited to any Company-owned automobile, BlackBerry, cell phone, computer, printer, fax machine, and all memoranda, notes, lists, records and other documents or papers (and all copies thereof), including items stored in computer memories or by other means, made or compiled by Executive or made available to Executive relating to the Company or its affiliates or its business, are and shall remain the property of the Company, and either have been or shall be delivered to the Company promptly upon the Executive's Retirement Date. Executive may purchase the Company-owned automobile or other Company-owned equipment in accordance with Company policy and instructions.

Section 12.   Withholding. The Company may withhold from any amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to applicable laws or regulations.

Section 13.   Counterparts. This Agreement may be executed by either of the parties hereto in counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date appearing next to their signatures.

International Flavors & Fragrances Inc.

Date: April 3, 2006   By: /s/ Dennis M. Meany

                                                                                    Name: Dennis M. Meany
                                                                                    Title: Senior Vice President, General Counsel and Secretary

Date: April 3, 2006   /s/ Richard A. Goldstein

                                                                                    Richard A. Goldstein

May Not Be Executed
Before May 9, 2006

EXHIBIT A
GENERAL RELEASE

As a material inducement to the Company to enter into the Retirement Agreement to which this General Release is an Exhibit, Executive hereby irrevocably and unconditionally releases, acquits and forever discharges the Company, its successors, assigns, agents, directors, officers, executives, representatives, subsidiaries, divisions, parent corporations and affiliates, and all other persons acting by, through or in concert with any of them (collectively, the "**Releasees**") from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, actions, damages, expenses (including attorneys' fees and costs actually incurred), or any rights of any and every kind or nature, accrued or unaccrued, known or unknown, which Executive has or claims to have arising out of facts and circumstances which have occurred or existed prior to, or which are occurring and do exist as of, the date of Executive's execution of this Agreement against each or any of the Releasees. This release (the "Release") pertains to but is in no way limited to all matters relating to or arising out of Executive's employment and the cessation of his employment by the Company and all claims for severance benefits or other payments which are not express obligations of the Company under this Agreement, or otherwise. The Release further pertains to, but is in no way limited to, rights and claims under the Age Discrimination in Employment Act of 1967, Title VII of the Civil Rights Act, as amended, the Americans With Disabilities Act, the Family Medical Leave Act, and all other state, local or municipal fair employment and discrimination laws, and all claims under common law, whether based in tort or contract, law or equity.

Notwithstanding anything herein to the contrary, this General Release does not apply to: (i) claims that arise after the Executive's Retirement Date; (ii) the Executive's rights under any tax-qualified pension or claims for accrued vested benefits under any other employee benefit plan, policy or arrangements maintained by the Company or under COBRA; (iii) worker's compensation claims and any other claims that cannot be waived by law; (iv) the Executive's rights to enforce this Agreement; or (v) the Executive's rights as a stockholder.

This Agreement is not intended to and does not interfere with the Equal Employment Opportunity Commission's right to enforce anti-discrimination laws or to seek relief that will benefit the public and any victim of unlawful employment practices who have not waived their claims. Therefore, by signing this Agreement, Executive waives any right to personally recover against the Company, but Executive is not prevented from filing a charge with, or testifying, assisting, or participating in any proceeding brought by the EEOC, concerning an alleged discriminatory practice of the Company.

IN WITNESS WHEREOF, I have executed this General Release this ____ day of May, 2006.

____
Richard A. Goldstein

A-1